STARFIELD RESOURCES INC.
420 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Tel: 604 608 0400
Fax: 604 608 0344

July 28, 2005

B.C. Securities Commission
P.O. Box 10142
9th Floor – 701 West Georgia St
Vancouver, B.C. V7Y 1L2

Attention: Statutory Filings Dear Sirs:

Re: Confirmation of Mailing

This is to confirm that distribution of the interim financial statements and MD&A for the first quarter ending May 31, 2005 to all the shareholders on the supplemental list kept by the transfer agent for Starfield Resources Inc. took place today.

Sincerely,

STARFIELD RESOURCES INC.

Per: “Glen J. Indra”

GLEN J. INDRA, DIRECTOR